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                      Form 12b-25.--NOTIFICATION OF LATE FILING

                                     FORM 12b-25

                                                         SEC FILE NUMBER
                                                             0-15303

                                   UNITED STATES

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

(Check One): [ ]Form 10-K [X]Form 10-KSB [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

For Period Ended:  December 31, 1996

[   ]    Transition Report on Form 10-K
[   ]    Transition Report on Form 20-F
[   ]    Transition Report on Form 11-K
[   ]    Transition Report on Form 10-Q
[   ]    Transition Report on Form N-SAR

For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form.  Please Print or Type

          Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART 1 -- REGISTRANT INFORMATION


    UNICO, INC.
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Full Name of Registrant



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Former Name if Applicable


    8380 ALBAN ROAD
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Address of Principal Executive Office (Street and Number)


    SPRINGFIELD, VIRGINIA  22150
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City, State and Zip Code

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PART II -- Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Due to the timing and difficulty of the reporting process and auditor review the additional expense would be unreasonable.

The Company moved its corporate headquarters from Oklahoma City, Oklahoma to Springfield, Virginia, and changed its Chief Executive and Chief Financial Officers during 1996. Additionally, the Company replaced its independent accountants, Arthur Andersen, LLP with Aronson, Fetridge & Weigle effective November 26, 1996 ( an event which was previously reported on Form 8-K). These changes have interfered with the new Chief Executive and Chief Financial Officer's ability to complete the Form 10-KSB within the time period prescribed for the report. The Company will file a Form 10-KSB no later than the fifteenth calendar day following the prescribed due date.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Matthew A. Clary, III          (703)        359-9400
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              (Name)               (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
    is no, identify reports?                            [ X ] Yes   [  ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
    thereof?                                            [   ] Yes   [ X ] No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                                   UNICO, INC.
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                                  (Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     March 25, 1997


By  /s/ Gerard R. Bernier
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    Gerard R. Bernier
    Chief Executive Officer and President


INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                      ATTENTION
              Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).